                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. Two)*

                       ANCHOR PACIFIC UNDERWRITERS, INC.
                               (Name of Issuer)

                         Common Stock, $.02 par value
                        (Title of Class of Securities)

                                 033 066 10 1
                                (CUSIP Number)

                               James P. Wieking
                              19 La Salle Avenue
                          Piedmont, California 94611
                                (510) 547-4153
                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
                                Communications)

                               February 18, 1997
                 (Date of Event Which Requires Filing of This
                                  Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 4 pages
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-----------------------                                  ---------------------
 CUSIP NO. 033 066 10 1                 13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS AND SOCIAL SECURITY OR INTERNAL REVENUE
 1    SERVICE IDENTIFICATION NUMBERS OF SUCH PERSONS

      James P. Wieking

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4


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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(D) OR 2(E) [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            484,078

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             484,078

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      484,078

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      10.95%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!



                                                               Page 2 of 4 pages
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CUSIP. NO. 033 066 10 1             13D

     This Amendment No. Two amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 14, 1995, as amended by Amendment No. One filed with the Securities and Exchange Commission on October 2, 1995 by James P. Wieking (the "Schedule 13D"). Items 3 and 5(a) of the Schedule 13D amended as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and by adding the following paragraphs thereto:

     On June 24, 1996, Mr. Wieking was granted options to purchase 1,000 shares of Common Stock of New Anchor at a purchase price of $1.60 per share. Such options are exercisable in 25% increments commencing on June 24th of 1997, 1998, 1999 and 2000, respectively, and such options shall expire on the close of business on June 24, 2006, unless sooner terminated in accordance with their terms.

     On September 13, 1996, Mr. Wieking acquired from New Anchor a 10% Subordinated Note in the principal amount of $20,000 with warrants (the "Warrants"). The Warrants provide for the purchase of up to 4,000 shares of Common Stock of New Anchor at a purchase price of $1.35 per share. The Warrants are exercisable at any time and from time to time prior to the close of business on September 13, 2001.

     On February 3, 1997, Mr. Wieking converted the Debentures into 14,814 shares of Common Stock of New Anchor at the conversion price of $1.35 per share.

     On February 12, 1997, Mr. Wieking purchased 27,777 shares of common stock of New Anchor at a price of $0.90 per share. In connection with each share of common stock purchased, Mr. Wieking received a warrant (the "New Warrants") which provides for the purchase of one share of common stock of New Anchor at a purchase price of $0.90 per share. The New Warrants are exercisable at any time and from time to time prior to the close of business on February 3, 2002.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Item 5(a)  of the Schedule 13D is amended in its entirety as follows:

     (a) 484,078, consisting of 426,301 shares of Common Stock, options to purchase 26,000 shares of common stock , warrants to purchase 4,000 shares of Common Stock at a purchase price equal to $1.35 per share, and warrants to purchase 27,777 shares of common stock at a purchase price of $0.90 per share.

          10.95%



                                                               Page 3 of 4 pages
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CUSIP. NO. 033 066 10 1             13D

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 3, 1997



Signature:                                        /s/ James P. Wieking
                                                  ----------------------
                                                      James P. Wieking





                                                               Page 4 of 4 pages